SUZANO S.A.
Publicly Held Company
Corporate Taxpayer ID (CNPJ/MF) No. 16.404.287/0001-55
Company Registry (NIRE) 29.3.0001633-1

NOTICE TO THE MARKET

São Paulo, February 21st, 2025 – Suzano S.A. (“Company” or “Suzano”) (B3: SUZB3 | NYSE: SUZ) hereby informs its shareholders and the market that on this date it concluded the signing of an export prepayment agreement linked to sustainability (sustainability-linked loan), by its wholly-owned subsidiary Suzano International Finance B.V. ("Suzano Netherlands"), in the total principal amount of US$1,200 million (one billion, two hundred million U.S. dollars), at the cost of SOFR + 1.45% p.a., with an average term of 60 months and final maturity on March 8th, 2031.

The above-mentioned fund will be used, together with the company's cash, in the early settlement of principal of US$1,450 million (one billion, four hundred and fifty million U.S. dollars) of the export prepayment agreement disclosed in the Notice to the Market of February 11, 2021, whose initial amount was US$1,570 million (one billion, five hundred and seventy million U.S. dollars), at the original cost of Libor + 1.15% per annum, with an average maturity of 60 months and final maturity on March 10th, 2027. The remaining amount will follow the original schedule of maturities.

The new credit operation includes a sustainability performance indicator (KPI) linked to the biodiversity commitment, aligning with the implementation of the company's ambition declared in its Commitment to Renewing Life, which aims to connect half a million hectares of priority areas for biodiversity conservation across the Cerrado, Atlantic Forest, and Amazon biomes by 2030.

Suzano received an independent assessment from S&P Global, which ensures that the operation complies with the Sustainability Linked Loan Principles published by the International Capital Markets Association (ICMA).

In this way, the company demonstrates its constant focus on further enhancing its debt profile through liability management operations that extend its average maturity at a competitive cost.

Suzano reiterates its commitment to transparency in its communications with shareholders and investors.

São Paulo, February 21st, 2025.

Marcos Moreno Chagas Assumpção
Vice-President of Finance and Investor Relations